Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered domestic sales of 49,669 units in October 2020, a growth of 27% over last year

Mumbai, November 2, 2020: Tata Motors Limited sales in the domestic & international market for October 2020 stood at 52,132 vehicles, compared to 41,354 units during October 2019.

Domestic Sales Performance:

Category	Oct. 2020	Sept. 2020	Oct. 2019	% change Oct’20 vs Sept ’20	% change Oct’20 vs Oct’19
Total Domestic Sales	49,669	44,444	39,152	12%	27%

Domestic - Commercial Vehicles:

Category	Oct. 2020	Sept. 2020	Oct. 2019	% change Oct’20 vs Sept ’20	% change Oct’20 vs Oct’19
M&HCV	5,033	4,606	4,893	9%	3%
I & LCV	4,286	3,339	3,832	28%	12%
Passenger Carriers	755	778	1,706	-3%	-56%
SCV cargo and pickup	15,978	14,522	15,552	10%	3%
Total Domestic	26,052	23,245	25,983	12%	0%
CV Exports	2,420	1,665	2,019	45%	20%
Total CV	28,472	24,910	28,002	14%	2%

Domestic - Passenger Vehicles:

Category	Oct. 2020	Sept. 2020	Oct. 2019	% change Oct’20 vs Sept ’20	% change Oct’20 vs Oct’19
Total PV	23,617	21,199	13,169	11%	79%

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia

through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.